SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that the Eletrobras’ Board of Directors, in a meeting held on June 25, 2020, elected Ms. Camila Gualdo Sampaio Araújo, to occupy the position of Director of Governance, Risks and Compliance at Eletrobras, replacing the current Director, Ms. Lucia Maria Martins Casasanta.

The new director was selected by a company specialized in selecting executives, under the terms set out in Eletrobras' Bylaws.

Ms. Camila Araújo started her career at Arthur Andersen and later moved to Deloitte, where she worked for almost 20 years and was partner in Regulatory Risks at Deloitte Brasil, with exposure to local and international projects and leading in the Third Party Governance solution and risk assessment. She has extensive background in corporate governance and its main pillars, such as risk management (implementation, monitoring and response), compliance (implementation, diagnostics, continuous improvement, etc.), integrity and anti-corruption programs, internationalization of companies, structuring projects and processes, evaluation of internal controls in compliance with the SOX law, among others, with strong involvement in multidisciplinary projects, including the period in which she participated in professional development programs in Canada, between 2004 and 2006. She is also part of the United Nations Organization's Anti-Corruption Working Group. She holds a degree in Chemical Engineering from the University of Industrial Engineering, with a Postgraduate Degree in Business Administration from Fundação Getúlio Vargas and a specialization in Innovation, Agile Methods and Sprint from the University Paulista of Technology and Administration.

Ms. Camila Araujo will take office on July 13, 2020.

In addition to the Market Announcements released on February 17, 2020 and on April 7, 2020, the current director of Eletrobras' Governance, Risks and Compliance Officer, Ms. Lucia Casasanta, presented, on this date, a new letter informing that, considering the conclusion of the hiring process of her successor, she will continue in the position until July 10, 2020.

Furthermore, according to the Management Proposal for the 60th AGM and 178th EGM, disclosed on June 25, 2020 by Eletrobras, we inform that Ms. Lucia Casasanta was appointed by the controlling shareholder for a vacancy on the Eletrobras Board of Directors, whose election will take place at the annual general meeting to take place on July 29, 2020.

Rio de Janeiro, June 26, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.